Saskatchewan Wheat Pool
Investor Relations
4th Floor
2625 Victoria Avenue
Regina, Sask.
S4T 1Z9
(306) 569-4859

06014627

# facsimile transmittal

SUPPL

| | | | |
|---|---|---|---|
| To: | Mr. Paul Dudek<br>Securities and Exchange Commission | Fax: | (202) 772-9207 |
| From | Debbie Vargo<br>Saskatchewan Wheat Pool<br>306-569-4859 | Date: | June 22, 2006 |
| Re: | Exemption No: 82-5037 | Pages: | |

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RECEIVED
2006 JUN 23 P 1:39
OFFICE OF INTERNATIONAL CORPORATE FINANCE

PROCESSED
JUN 2 3 2006
THOMSON FINANCIAL

dlw 6/23

CONFIDENTIAL

Saskatchewan Wheat Pool

HEAD OFFICE: 2625 Victoria Avenue, Regina, Saskatchewan, Canada S4T 7T9 TEL: (306) 569-4411 FAX: (306) 569-4708

Exemption #: 82-5037

June 22, 2006

Attn: Paul Dudek
Securities and Exchange Commission
450 5th Street N. W.
Washington, D.C. 20549
Phone: 202-942-8088
Fax: 202-772-9207

**Saskatchewan Wheat Pool**
**Exemption No: 82-5037**
**Pursuant to Rule 12g3-2(b)**

Dear Sir or Madam:

Pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934, as amended, attached is:

1. A copy of a news release dated June 22, 2006. This was filed with the Toronto Stock Exchange and provincial securities commissions.

Yours very truly,

Debbie Jargo

for: Colleen Vancha, Vice-President
Investor Relations and Communications

Copy to: Ray Dean, Vice-President, General Counsel and Corporate Secretary
Wayne Cheeseman, Chief Financial Officer

Attachment

**For Immediate Release**
[illegible]

***Can-Oat Milling Purchases Oat Processing Facility at Barrhead, Alberta***

Can-Oat Milling Inc., a wholly owned subsidiary of Saskatchewan Wheat Pool Inc. (SWP: TSX), today announced the acquisition of the ConAgra Oat Milling facility located in Barrhead, Alberta. The transaction closed today.

Constructed in 1989, the full service facility is organically certified and processes 25,000 metric tonnes of finished oat products such as oat flakes, oat flour and oat bran as well as barley flakes and flour, pot barley and pearl barley. As a result of this acquisition and Can-Oat's current expansion of its Portage la Prairie plant, Can-Oat's total milling capacity will exceed 375,000 metric tonnes annually.

Karl Gerrand, President of Can-Oat Milling said, "We are extremely pleased to complete this acquisition as part of our strategic growth initiatives. The Barrhead facility will bring on-line Can-Oat's third milling operation and its second finishing facility capable of manufacturing flakes, flour and bran. The addition of this mill complements our current expansion project in Manitoba by facilitating immediate entry into the growing organic oat market, while at the same time competitively positioning Can-Oat to supply the west coast and new offshore export markets."

*The acquisition also supports product expansion for Can-Oat, which to date has been solely* focused on oat processing. The Barrhead facility processes a number of barley-based food products, allowing Can-Oat to expand its product offerings to new and existing customers. Geographical expansion into Alberta improves Can-Oat's strategic position, diversifies its raw material sourcing, and offers opportunities to leverage technologies, expertise and efficiencies throughout its network of processing facilities across Western Canada.

Karl Gerrand, President of Can-Oat Milling added, "Our analysis has been thorough and we are confident that this acquisition will drive value for our organization. It will further enhance our competitive position to take advantage of the increased growth we are seeing in the consumption of grain-based products in today's health conscious consumer market. We look forward to welcoming the Barrhead team into the Can-Oat family. Together, I am confident we will build on Can-Oat's success of consistently providing high quality oat ingredients and value that customers can depend on."

Can-Oat is the largest industrial oat processor in the world. Can-Oat Milling operates two state-of-the-art oat milling facilities in Portage la Prairie, Manitoba and one in Martensville, Saskatchewan. The company is a leading supplier of primary and finished food ingredients including a full range of oat-based products like old fashioned flakes; quick cooking oats; baby oat flakes; oat bran; oat flour; whole oat groats and steelcut oat groats.

Can-Oat Milling Inc., the general partner of Can-Oat Milling Limited Partnership, is wholly owned by Saskatchewan Wheat Pool Inc., a publicly traded agribusiness headquartered in Regina, Saskatchewan. Anchored by Prairie-wide grain handling and agri-products marketing network, the Pool channels Prairie production to end-use markets in North America and around the world. These operations are complemented by agri-food processing and strategic alliances that allow the Pool to leverage its pivotal position between Prairie farmers and destination customers.

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For more information, contact:

Karl Gerrand 204-856-5900
President, Can-Oat Milling